Exhibit 99.4

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1107	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

December 23, 2013

Magnum Hunter Resources Corporation

777 Post Oak Blvd, Suite 650

Houston, Texas  77056

Re:           Evaluation Summary

Magnum Hunter Resources Corp. Interests

Proved, Probable & Possible Reserves

As of June 30, 2013

Ladies and Gentlemen:

As requested, this brief letter was prepared on December 23, 2013 for Magnum Hunter Resources Corporation (“MHR”) for the purpose of confirming our estimates of proved, probable and possible reserves and forecasts of economics attributable to assets in the United States and Canada. This evaluation is a supplement to our original report dated July 26, 2013, and includes probable and possible reserves. The results of the SEC pricing case are shown in the composite summary below.

		Proved	Proved
		Developed	Developed	Proved	Total			3P
		Producing	Non-Producing	Undeveloped	Proved	Probable	Possible	Summary
Net Reserves
Oil	- Mbbl	12,576.7	462.8	9,203.7	22,243.3	23,537.1	20,344.6	66,125.0
Gas	- MMcf	111,614.6	3,749.5	56,373.2	171,737.3	47,898.9	24,144.9	243,781.1
NGL	- Mbbl	4,264.4	101.9	2,581.4	6,947.8	3,386.2	2,196.2	12,530.2

Revenue
Oil	- M$	1,061,571.2	38,514.1	751,107.5	1,851,192.8	1,954,151.5	1,685,642.3	5,490,986.6
Gas	- M$	435,223.5	14,022.3	227,755.6	677,001.3	184,568.2	89,731.1	951,300.6
NGL	- M$	160,085.9	3,944.8	104,006.8	268,037.6	135,334.1	94,895.2	498,266.9
Other	- M$	-27,234.7	0.0	0.0	-27,234.7	3,769.8	-120.2	-23,585.1

Severance Taxes	- M$	107,431.6	4,085.5	88,115.3	199,632.4	224,475.3	195,350.5	619,458.2
Ad Valorem Taxes	- M$	16,643.7	697.1	8,892.9	26,233.7	4,841.7	2,057.4	33,132.8
Operating Expenses	- M$	410,759.9	8,930.5	167,498.6	587,189.0	679,562.5	565,749.5	1,832,501.0
Other Deductions	- M$	241,479.9	6,012.8	138,859.0	386,351.7	3,738.0	1,547.1	391,636.8
Investments	- M$	0.0	5,902.9	279,623.1	285,526.0	697,876.8	632,457.0	1,615,859.8

Net Cash Flows	- M$	853,330.8	30,852.3	399,881.1	1,284,064.2	667,329.2	472,987.0	2,424,380.4

Discounted @ 10% (Present Worth)	- M$	508,840.2	18,089.2	139,439.3	666,368.8	150,882.8	41,276.8	858,528.4

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”).

Hydrocarbon Pricing

As requested, oil and gas prices were adjusted as follows:

SEC Pricing

	WTI Cushing	Henry Hub
	Oil Price	Gas Price
Year	$/STB	$/MMBTU
2013	91.60	3.46
Thereafter	91.60	3.46

Oil and gas prices were held constant. Adjustments to oil, gas and NGL prices were made as requested and based upon data provided by MHR.  These adjustments may include basis differentials, transportation charges, gas shrinkage, heating values and/or crude quality and gravity corrections.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by MHR and were thoroughly reviewed by us for accuracy and completeness where available.  Lease operating expenses were either determined at the field or individual well level using averages calculated from historical lease operating statements. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

Risking

The reserves presented herein were not risked.

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined nor has Cawley, Gillespie & Associates, Inc. tested any wells. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included.

The reserve classifications used herein conform to the criteria of the Securities and Exchange Commission (SEC).  The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of the report preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by MHR and gas prices, pricing differentials, expense data, tax values and ownership interests were also supplied by MHR and were verified by CG&A where possible. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by Matthew K. Regan, Partner and Reservoir Engineer at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #113228). We do not own an interest in the properties or Magnum Hunter Resources Corporation and are not employed on a contingent basis. This report was prepared for the exclusive use of MHR. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc. Our work papers and related data are available for inspection and review by authorized, interested parties. Please see our main report effective June 30, 2013 for a detailed explanation of reserve categories and estimation methods.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
TEXAS REGISTERED ENGINEERING FIRM F-693

/s/ Matthew K. Regan
Matthew K. Regan, P. E.
Partner – Reservoir Engineer